 ■ Prism Technologies Group, Inc.

October 24, 2016

Via Edgar

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, D.C. 20549-3561

Attention:

Mr. Mitchell Austin

Mr. Gabriel Eckstein

Re:	Prism Technologies Group, Inc. Preliminary Proxy Statement on Schedule 14A File No. 001-35359

Ladies and Gentlemen:

On behalf of Prism Technologies Group, Inc., a Delaware corporation (the “Company”), transmitted herewith through the EDGAR electronic filing system , is Amendment No. 1 (“Amendment No. 1”) to the Company’s Preliminary Proxy Statement on Schedule 14A for the Company’s 2016 annual meeting of stockholders. The original Preliminary Proxy Statement was filed on October 13, 2016. Amendment No. 1 primarily includes revisions intended to respond to your comment letter dated October 21, 2016 with respect to the Preliminary Proxy Statement.

For the convenience of the Staff’s review, the Company has set forth the comments contained in the comment letter in italics followed by the responses of the Company.

Notice of Annual Meeting of Stockholders to Be Held June 30, 2016

1.

Here you state that one of the purposes of the meeting is “[t]o hold an advisory vote on executive compensation.” Since your stockholders could interpret this statement as asking them to vote on whether or not the company should hold an advisory vote on compensation, please revise to clarify that you are asking shareholders to approve, on an advisory basis, the compensation paid to your named executive officers. For guidance, consider Question 169.07 of our Exchange Act Rules Compliance and Disclosure Interpretations.

The Company has reviewed the guidance in Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations. In Amendment 1, the Notice has been revised to state that one of the purposes of the Annual Meeting is “To hold an advisory vote to approve named executive officer compensation.”

Proposal No. 4, page 19

2.

We note that disclosure in this section contains many blanks, including the range of potential reverse stock split ratios. With your next amendment, please disclose the range and complete as many other blanks as practicable.

The Company has revised Proposal No. 4 and inserted the range of potential reverse stock split ratios and completed the other blanks. Certain blanks remain in the text of the proposed amendment to the Company’s Certificate of Incorporation because these blanks can not be completed until the Board acts to implement a reverse stock split. The Company, however, revised the paragraph preceding the text of the Proposed Amendment to the Certificate of Incorporation to explain the presence of the blanks.

101 Parkshore Dr, Suite 100, Folsom CA, 95630 ● 916-932-2860● www.przmgroup.com● (NASDAQ: PTNT)

2.

Please revise to clarify whether your number of shares of common stock authorized will be reduced in proportion to the reverse stock split. If not, please disclose that the reverse stock split will have the effect of creating newly authorized shares of common stock and disclose whether you presently have any plans, proposals or arrangements to issue any of these newly available shares for any purpose, including future acquisitions or financings.

The proposed reverse stock split would reduce the number of authorized shares of common stock in proportion to the reverse split ratio and will not result in creating newly authorized shares. The proportionate nature of the decrease in authorized shares is described in the text on page 19, and the Company added a table presenting the maximum and minimum impact of the potential reverse stock split on the number of authorized shares.

3.

Please consider including a table that presents your current number of shares of common stock that is: (i) authorized, (ii) issued and outstanding, (iii) reserved but unissued and (iv) available for issuance, as well as the number of shares of common stock in each of the above categories after giving effect to the minimum and maximum number of shares resulting from your reverse stock split.

The Company has added a table that presents the number of (1) authorized, (ii) issued and outstanding, and (iii) reserved but unissued shares of common stock as of the date of the Proxy Statement and after giving effect to the minimum and maximum reverse stock split ratios.

4.	Please revise your proxy to discuss the potential negative consequences of the reverse stock split to shareholders, including dilution and anti-takeover effects.

The Company revised the disclosures of the effects of the potential reverse stock split to clarify that the proportionate equity interest and voting rights of our common stock will not change if a reverse stock split is implemented, except for the treatment of fractional shares. In addition, the Company states that it does not believe that the reverse stock split would impact the likelihood of a takeover.

In connection with responding to the comments of the Staff, the Company acknowledges that:

●	it is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to the Company’s responses. If you wish to discuss the responses being submitted herewith at any time, of it there is anything we can do to facilitate the Staff’s processing of this response, please feel free to contact me at (916) 275-7834.

Very truly yours, /s/ L. Eric Loewe L. Eric Loewe SVP, General Counsel and Secretary Prism Technologies Group, Inc.

Cc:      Hussein A. Enan